SCHEDULE 13G

Amendment No. 5
Sonic Automotive Incorporated
Class A Common Stock
Cusip #83545G102


Cusip #83545G102
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	381,879
Item 6:	0
Item 7:	3,106,230
Item 8:	0
Item 9:	3,106,230
Item 11:	10.618%
Item 12:	    HC


Cusip #83545G102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,106,230
Item 8:	0
Item 9:	3,106,230
Item 11:	10.618%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Sonic Automotive Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		5401 East Independence Boulevard
		P.O. Box 18747
		Charlotte, NC  28212


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		83545G102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,106,230

	(b)	Percent of Class:	10.618%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	381,879

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,106,230

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Sonic Automotive Incorporated. The interest of one person, Fidelity Low Priced Stock Fund, an investment company registered under the Investment Company Act of 1940, in the Class A Common
Stock of Sonic Automotive Incorporated, amounted to
2,359,952 shares or 8.067% of the total outstanding Class A Common Stock at April 30, 2008.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 09, 2008
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp.
(now known as FMR LLC) and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,724,351 shares or 9.313% of the Class A Common Stock outstanding of Sonic
Automotive Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of
Sonic Automotive Incorporated owned by the investment companies at April 30, 2008 included 239,399 shares of Class
A Common Stock resulting from the assumed conversion of $5,780,000 principal amount of SONIC AUTO CV
4.25/4.75% 11/15 (41.4185 shares of Class A Common Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity
Low Priced Stock Fund, amounted to 2,359,952 shares or
8.067% of the Class A Common Stock outstanding. Fidelity
Low Priced Stock Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,724,351 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 70,826 shares or 0.242% of the outstanding Class A Common Stock of Sonic Automotive Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares. The number of shares of Class A Common Stock of Sonic Automotive
Incorporated owned by the institutional account(s) at April 30, 2008 included 70,826 shares of Class A Common Stock resulting from the assumed conversion of $1,710,000 principal amount of SONIC AUTO CV 4.25/4.75% 11/15 (41.4185 shares of Class A Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 70,826 shares and sole power to vote or to direct the voting of 70,826 shares of Class A Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 311,053 shares or 1.063% of the Class A Common Stock outstanding of the Company. The number of shares of Class A Common Stock of Sonic Automotive Incorporated owned by the institutional account(s) at April 30, 2008 included 311,053 shares of Class A Common Stock resulting from the assumed conversion of $7,510,000 principal amount of SONIC AUTO
CV 4.25/4.75% 11/15 (41.4185 shares of Class A Common
Stock for each $1,000 principal amount of debenture).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 09, 2008, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Sonic Automotive Incorporated at April 30,
2008.

	FMR LLC

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. (now
known as FMR LLC) and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Low Priced Stock Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary